Brown Shoe Company, Inc.
Investor Update

Winter 2006



This document contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) the preliminary nature of estimates of the costs and benefits of the strategic earnings enhancement plan, which are subject to change as the Company refines these estimates over time; (ii) intense competition within the footwear industry; (iii) rapidly changing consumer demands and fashion trends and purchasing patterns, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (iv) customer concentration and increased consolidation in the retail industry; (v) the Company's ability to successfully implement its strategic earnings enhancement plan; (vi) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (vii) the Company's ability to attract and retain licensors and protect its intellectual property; (viii) the Company's ability to secure leases on favorable terms; (ix) the Company's ability to maintain relationships with current suppliers; and (x) the uncertainties of pending litigation. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption "Risk Factors" in Item 1A of the Company's Annual Report for the year ended January 28, 2006 and as updated in the Company's 10-Q for the Quarter ended July 29, 2006, which information is incorporated by reference herein. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

— November 29, 2006

<u>NOTE:</u>
  All per share data reflects the Company's 3-for-2 stock split, effective April 3, 2006.
  Guidance was issued on November 21, 2006 and has not been updated.



Agenda – NYSE: BWS

1) Brown Shoe At A Glance

2) Shaping Our Platform

3) Strategies for Long-Term Growth

* Note: Guidance was issued on November 21, 2006 and has not been updated.



BROWN SHOE

Brown Shoe At A Glance

Brown Shoe Today -- $2.5 Billion in Sales Projected for 2006

▶ Integrated wholesale-retail platform. Consumer-driven enterprise that builds brands and retail concepts while gaining market share

39% Wholesale

- 80 million pairs sourced
- 2,000 retail customers



Mass Merchandisers **$300 million**

Department & Specialty Stores **$650 million**

Specialty Retail **$250 million**

950 retail stores in the U.S. **$1.3 billion**

61% Retail

- Appx. 1,300 stores
- 30 million pairs
- 120 million consumers visit our stores/year
- 9 e-commerce sites
- 30+ million e-visitors/year



Brown Shoe At A Glance



Our Rank among Wholesalers

Women's Fashion Footwear Sales in U.S. Department Stores*
Ranked by Parent Company
($ in millions)

* Reflects NPD Group Reported POS Dollar Volume. 12 Months ending October 2006.



Our Rank Among Top Footwear Retailers

Share of Footwear Sales by Retailer*

* Source: Competitive Shares reported by NPD Consumer Panel Survey, 12 Months ending October 2006.

Brown Shoe Company Portfolio

FASHION = $32.0B

ATHLETIC = $11.4B

Salon		
Bridge	VIA SPIGA — No. 10	shoes.com — No. 3 Pureplay Ecommerce Footwear
Impulse	CARLOS BY CARLOS SANTANA — No. 8	
Better	ETIENNE AIGNER — No. 12 / FRANCO SARTO — No. 2	
Comfort	TX TRACTION — Dr. Scholl's Inside	Famous Footwear — No. 1 Branded Family Footwear Retail
Moderate	LifeStride fashion.sense — No. 3 / naturalizer — No. 1	 Buster Brown
Junior	T·H·E Dr.Scholl's ORIGINAL — No. 12 Junior	
Mass	 Buster Brown & Co.	Private Label  Dr.Scholl's FOOTWEAR

Review of BWS Financials



(all $'s in millions except EPS)	Q3 06	Q3 05	% Chg.
Sales	$676.8	$617.7	+ 9.6%
Net Earnings			
GAAP	$26.9	$19.8	+ 36.1%
Adjusted	$28.3	$23.0	+ 23.1%
EPS			
GAAP	$0.93	$0.70	+ 32.9%
Adjusted	$0.97	$0.81	+ 19.8%
Gross Margin	39.9%	38.8%	
Debt/Cap	25.4%	39.0%	
Cash Flow from Operations	$95.2	$81.9	+ 16.2%

Review of BWS Financials

(*all $'s in millions except EPS*)	**Q3 06**	**Q3 05**	**% Chg.**
Famous Footwear			
Sales	$366.3	$328.1	+ 11.6%
Operating Profit	$39.6	$26.2	+ 51.1%
Wholesale			
Sales	$242.3	$226.5	+ 6.9%
Operating Profit	$20.0	$19.2	+ 4.2%
Adj. Op. Profit*	$22.3	$19.2	+ 16.1%

*Adjusted to exclude costs associated with the previously announced exit of the Bass license

	Q3 06	**Q3 05**	**% Chg.**
Specialty Retail			
Sales	$68.2	$63.1	+ 8.1%
Operating Profit	$1.0	($7.0)*	nm

*includes ($5.2 million) in expenses related to Naturalizer turnaround initiatives



Fourth Quarter 2006 & Full Year Guidance

Fourth Quarter 2006:

GAAP	$0.48 to $0.53	
Adjusted	$0.65 to $0.70	

Full Year 2006:

GAAP	$2.28 to $2.33	
Adjusted	$2.38 to $2.43	



Brown Shoe 2006 YTD Performance

2006 Priorities and Growth Drivers

1) Increased traction at Famous Footwear

   ▪ Comp-store sales planned at 2%-3%

2) Potential of new Wholesale "sell-through" business model

3) Opportunities from better-grade brands

4) Specialty Retail improvement

5) Continued e-commerce growth

Success Metrics



1) Comp-store sales for Year-to-Date were up 3.5% and Operating Profit increased 29.6%



2) Wholesale sales Year-to-Date grew 11.6% and we have seen proven success in the Consumer-Driven Model with strong performances at Naturalizer, which maintained its #1 position in Department Stores, and LifeStride



3) While the Brown New York brands continue to provide upside opportunities, we are taking steps to transition them to the Brown Consumer-Driven Model. We have also made changes in leadership, design talent, and the sourcing model



4) Posted Q3 operating profit of $1 million and store-for-store sales growth of 6%



5) Year-to-Date sales increased 80%

Shaping our Platform for Growth



Sales and Operating Earnings Improvement for BWS (millions $)

▸ Net sales increased from $1.76 → $2.29 billion in 2005

▸ Operating earnings increased from $11 → $89 million in 2005



Operating Margin Improvement at Famous Footwear

▸ Operating margin steadily improving at Famous Footwear



Department Store Market Share Improvement at Wholesale*

▸ Wholesale market share in dept. stores more than doubled

* Reflects NPD Group Reported POS Dollar Volume. Year-to-Date October 2006.

Brown Shoe Vision:

Brown Shoe Company is THE leading footwear marketer, winning loyal customers with compelling brands



Brown Shoe Pillars

Growth 2 Great

Brown Shoe is THE leading footwear marketer winning loyal customers with compelling brands

Enabling Strategies | *Growth Strategies*

Partnership Model	Operational Excellence	Portfolio Optimization	Brand Power
Partnership Initiatives	Platform Optimization	Market Intelligence	Consumer Driven Model

Cross-Company Synergies *(Vertical and Horizontal)*

Systems and Processes Best Practices

Thoughtful Planning and Rigorous Execution

Talent and Leadership

Brown Shoe Vision



- ▶ Partnership Model
  - ▶ Continue path towards being a world-class partner holistically in the industry: Vendor, Supplier, Customer, Consumer, Real Estate, Investor

- ▶ Operational Excellence
  - ▶ Disciplined approach to profitability enhancement, efficiency and effectiveness

- ▶ Portfolio Optimization
  - ▶ Financial and market orientation
  - ▶ Maximize returns and market space opportunities

- ▶ Brand Power
  - ▶ Leverage our unique branded assets
  - ▶ Delivering consumer-driven brands to the marketplace

Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

1. Developed Brown Brand Building Model

2. Developing premier product and design capabilities



New York Design Studio

3. Making investments in marketing, research and talent

4. Refining Consumer-Driven Model:



5. Embracing leading-edge analytics and tools



Brands targeting key consumer segments…

BWS Consumer	Brown Shoe Brands	Style Profile	Segment Needs	Buying Power (% Total female spend)
Explorer 	CARLOS by CARLOS SANTANA; Dr. Scholl's THE ORIGINAL	Seeks expressive, youthful brands. Wants to experiment with fashion at an affordable price.	Sexy, eye-catching, styles that she can wear with everything from jeans to dresses	**16%**
Sophisticate 	VIA SPIGA; FRANCO SARTO	Shops the most and seeks attainable luxury. Is willing to pay for high quality and high style.	Sophisticated, youthful, trend-setting style that stands out	**18%**
Leader 	FRANCO SARTO; naturalizer	Seeks fresh classics and high quality. Looks for good value.	Twist on basics instead of trends, quality brands with understated indulgence	**14%**
Balancer 	naturalizer; LifeStride fashion. sense.; Etienne Aigner	Likes trusted, accessible brands. Looks for quality and a balance of comfort and style.	"Trusted basics" that prioritize comfort and quality	**24%**

Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

1.  naturalizer

- Sell-through model; Fresh trend-right product
- Extended brand essence to new categories and consumer touchpoints
- Tightly-targeted consumer communications
- Improved product delivered when she wants to buy
- Model to be leveraged across all BWS wholesale







Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

2. Brown New York   Etienne Aigner   FRANCO SARTO   VIA SPIGA

- Allows us to play in new zones reaching new consumers

- Strong emotional connection with consumer

- Fashion/Style Credibility/Talent

- Brand extension potential

- Brown New York Transition work:



Identifying the problems	*Competing in the Present*	*Winning in the Future*
DEVELOPING A PERSPECTIVE *Investigating the issues* • Consumer Research • New Leadership • Organization structure • Real Estate Transition • Talent issues • Inefficient processes	**INSTALLING THE PLATFORM** *Becoming More Profitable* • Supply Chain opportunities • Merchandising and planning • Marketing – reengage consumer • New Design Talent, improved Product Development process	**CREATING TRANSFORMATION** *Strategic Branding* • Next Generation Branding • Elevate product execution, impactful stories • Take advantage of Global Sourcing capabilities
2006	**2007**	**2008**

Brand Power

► Building differentiated, market-leading brands driven by consumer preference

3.

- High brand recognition and strong equity
  - 97% brand awareness driven insole TV and print advertising
- Partnerships with Wal-Mart and Schering-Plough
- Extend asset into new categories and channels
- Growth through vertical model

      



Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

4. Direct-to-Consumer

-  pure play

- Branded web sites and multi-channel opportunities

- Growth by winning in new and emerging markets

Online Footwear: Projected to be over $6B market by 2011*

$ Billions

Year	Value
2003	$1.0
2004	$1.7
2005	$2.8
2006	$3.2
2007	$3.7
2008	$4.2
2009	$4.8
2010	$5.5
2011	$6.3

* Source: Forrester



Brand Power

▶ Building differentiated, market-leading brands driven by consumer preference

5.  Famous Footwear

  ➢ Creating Differentiation is key

  ➢ Technology/redefining service





Brown Shoe Pillars



Positioning for Growth



Growth
- Growing portfolio
- Bennett acquisition
- Earnings Enhancement Plan

Increasing Prospects for Profitability
- Focus on best brands and market opportunities
- Consumer-Driven Wholesale Model
- Integrated, efficient business model
- Naturalizer turnaround

Improving Core Competencies
- Strategy development
- Good to Great disciplines
- Portfolio Management

Rebuild
- IMPACT
- Key management changes
- 1st Naturalizer re-sizing and reorganization

Survival
- Reorganization of Executive Team
- Focus on core activities
- Secured financing and stabilized liquidity

Share Price

Total Return:
1 Year = 72.7%
3 Year = 101.0%
5 Year = 392.7%
10 Year = 364.2%

11/29/96   11/29/97   11/29/98   11/29/99   11/29/00   11/29/01   11/29/02   11/29/03   11/29/04   11/29/05   11/29/06

Appendix



Sales and EPS – 2001 to Estimated 2006*





* Note: Guidance was issued on November 21, 2006 and has not been updated.

Charges and recoveries included in net earnings and EPS for 2004, 2005 and estimated 2006, are listed in the Reconciliation of Net Earnings to Adjusted Net Earnings in this Appendix.

BROWN SHOE

Distinct Wholesale Portfolio - Projected for 2006





THE LEADER IN FOOTWEAR®

BROWN SHOE

26

Famous Footwear -- Sales by category

Based on 12 months ended January 2006



Accessories 4%

Women's 29%

Athletic 15%

Athletic 21%

Men's 17%

Athletic 9%

Kid's

5%



BROWN SHOE

Strategic Earnings Enhancement Plan

Estimated ranges for costs and benefits were as follows:

- In 2006, benefits related to the strategic initiatives are expected to be minor with after-tax implementation costs estimated at $5 million;

- In 2007, after-tax benefits are estimated to be $10 million to $12 million with after-tax implementation costs estimated at $16 million to $18 million; and

- Beginning in 2008, annual after-tax benefits are estimated to be $17 million to $20 million.

Note: The above data, as provided in The Company's November 21, 2006 Press Release for the third quarter ended October 28, 2006, reflects current estimates for costs and benefits related to the initiatives. We expect to refine this information in the upcoming quarters and provide updated guidance as appropriate.



Debt to Capital Ratio
(Millions of dollars, except for Debt to Capital Ratio)

Debt to Capital Ratio	Oct-06	2005	2004	2003	2002	2001
Total Debt Obligations*	$ 171	$ 200	$ 142	$ 120	$ 152	$ 216
Total Shareholders' Equity	500	434	391	350	292	253
Total Capital	$ 671	$ 634	$ 533	$ 470	$ 444	$ 469
Debt to Capital Ratio**	25.4%	31.5%	26.6%	26.0%	34.0%	46.0%

*	Total Debt Obligations include long term debt, borrowings under revolving credit agreement and capital lease obligations.

**	Total Debt Obligations divided by Total Capital

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings:
1st Nine Months 2006 v. 1st Nine Months 2005

	Nine Months 2006*		Nine Months 2005	
	After-tax $	Per diluted share	After-tax $	Per diluted share
Net earnings	**$52,129**	**$1.80**	**$27,634**	**$0.97**
Strategic initiatives costs	1,231	0.04		
Insurance recoveries, net	(4,432)	(0.15)		
Costs related to withdrawal from Bass license	1,400	0.04		
Charges related to closing Naturalizer stores			5,027	0.18
Tax provision related to repatriation of foreign earnings			9,564	0.34
Bridge loan fee associated with Bennett acquisition			635	0.02
Adjusted net earnings	**$50,328**	**$1.73**	**$42,860**	**$1.51**

*First nine months fiscal 2006 includes stock option expense of $0.11 per share with no related expense in the first nine months of fiscal 2005

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings:
2004 – 2006 Estimated**

(in millions, except EPS data)	2006 Estimated Range * Low - High		2005		2004	
	Net Earnings	EPS	Net Earnings	EPS	Net Earnings	EPS
GAAP Results	$ 66.2 - 67.7	$ 2.28 - 2.33	$ 41.0	$ 1.45	$ 43.3	$ 1.53
Special Charges and Recoveries:						
Strategic Initiatives Costs	5.2	0.18	-	-	-	-
Incremental Bass Exit Costs	2.3	0.07	-	-	-	-
Insurance Recoveries	(4.4)	(0.15)	-	-	-	-
Naturalizer Restructuring	-	-	9.2	0.33	-	-
Tax Repatriation	-	-	12.0	0.42	-	-
Bridge Loan Fee	-	-	0.6	0.02	-	-
Bass Transition Costs	-	-	-	-	3.5	0.12
Bond Guarantee Charge	-	-	-	-	2.2	0.08
Tax Reserve Recovery	-	-	-	-	(1.0)	(0.04)
Environmental Litigation	-	-	-	-	0.4	0.01
Adjusted Earnings	$ 69.3 - 70.8	$ 2.38 - 2.43	$ 62.9	$ 2.22	$ 48.3	$ 1.70

*Full-year fiscal 2006 includes stock option expense of $0.15 per share with no related expense in 2005.
** Note: Estimated Earnings Guidance was issued on November 21, 2006 and has not been updated.

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.